WORKSPORT LTD.

2500 N America Dr

West Seneca, NY 14224

888-554-8789

July 10, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Ms. Erin Donahue

Re:	Worksport Ltd. (the “Company”)

Acceleration of Effectiveness Request

Registration Statement on Form S-1

File No. 333-280676

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 PM (Eastern) on Friday, July 12, 2024, or as soon thereafter as is practicable.

Very truly yours,

WORKSPORT LTD.

By:	/s/ Steven Rossi
Name:	Steven Rossi
Title:	Chief Executive Officer, President and
Chairman of the Board of Directors